June 29, 2005

      Mail Stop 4561

Gregory Pusey
President
Cambridge Holdings, Ltd.
106 S. University Blvd. #14
Denver, Colorado 80209

Re:	Cambridge Holdings, Ltd.
      Preliminary Information Statement on Schedule 14C
      Registration No. 0-12962
      Filed on June 9, 2005

Dear Mr. Pusey:

	This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

	The Division of Corporation Finance has referred the issue of the status of Cambridge Holdings, Ltd. (the "Company") under the Investment Company Act of 1940 ("Investment Company Act") to the Division of Investment Management ("Division"). The Division has reviewed the Company`s letter dated April 22, 2005, to Ms.
Crittendon
("June 22 Letter"), Item No. 2; the Form 10-KSB filed by the
Company
for the fiscal year ended June 30, 2004; and the Schedule 14C filed by the Company on June 9, 2005. Based on its review of these items, and noting that the Company has acknowledged that it may have met the definition of an investment company "at certain points in the last several years," the Division believes that the Company is within the definition of "investment company" as provided in Section 3(a)(1) of the Investment Company Act.

	The Division does not believe that the Company may rely on the exception from the definition of "investment company" provided in Rule 3a-2 under the Investment Company Act because that rule only may be relied on for a maximum of one year and may be relied on only once in any three year period. Based on the April 22 Letter, the Company may have been an unregistered investment company beginning in 1991 and continuing until the present time. In addition, reliance on Rule
3a-2 under the Investment Company Act is conditioned on the issuer having a bona fide intention of being primarily engaged, as soon as is reasonably possible (and in any event, by the end of one year), in a business other than investing, reinvesting, owning, holding or trading in securities, and such intent must be evidenced by a contemporaneous resolution of the issuer`s board of directors.

	In the June 22 Letter, the Company requests the staff to provide assurance that it will not recommend enforcement action to the Commission based on its status under the Investment Company Act. The staff cannot assure you that it would not recommend enforcement action to the Commission under these circumstances. As a matter of policy, the Division does not respond to requests for retroactive no action relief.

	Please, therefore, modify the Company`s Schedule 14C to acknowledge that the Company is an investment company and delete the statements that the Company may rely on the exception from the definition of "investment company" provided under Rule 3a-2 under the
Investment Company Act. Please provide a copy of such modifications to Wendy Friedlander, Senior Counsel, Division of Investment Management, and a copy to Mr. David Roberts, Staff Attorney, Division of Corporation Finance.

	In addition, please be aware that, since your Form 10-KSB is incorporated by reference into your PRE 14C, we will not be in a position to clear the PRE 14C until all remaining outstanding comments on the Form 10-KSB are resolved.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.


If you have any questions, please call Wendy Friedlander at (202)
551-6837, David H. Roberts at (202) 551-3856 or you may contact me at
(202) 551-3694.


      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Steven B. Boehm, Esq. (via facsimile)
	Sutherland, Asbill & Brennan LLP
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Gregory Pusey
Cambridge Holdings
June 22, 2005
Page 3